UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-18785
CUSIP Number: 85916A 10 1

[X] Form 10-K

[  ] Form 20-F

[  ] Form 11-K

[  ] Form 10-Q

[  ] Form 10-D

[  ] Form N-SAR

[  ] Form N-CSR

For period ended:

______September 28, 2008_______

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the transition period ended:

_______________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:    Not Applicable.

PART I

REGISTRANT INFORMATION

STEN Corporation_____________________

Full Name of Registrant

Not applicable_________________________

Former Name if Applicable

10275 Wayzata Blvd., Suite 310__________

Address of Principal Executive Office

Minnetonka, MN 55305________________

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

For the reasons stated below, STEN Corporation (the “Company”) was unable to complete the Form 10-K prior to December 29, 2008 without unreasonable effort or expense.  The Company will file its Annual Report on Form 10-K for the year ended September 28, 2008 on or before January 12, 2009.

The Company is unable to timely file its Form 10-K for the year ended September 28, 2008 because the Company requires additional time to finalize the financial statements and to prepare the Annual Report and related disclosures, as well as additional time to allow the registered independent public accounting firm to complete the audit following completion of the Company’s work.

The Company’s limited financial and personnel resources have been diverted to financing and related matters causing significant delays in the preparation of financial statements and related disclosure, as well as corresponding delays in providing such information to the Company’s registered independent public accounting firm for audit and review.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements regarding expected financial results for fiscal 2008 and/or statements preceded by, followed by or that include the words “expects,” “estimates,” or similar expressions.  Investors are cautioned that all forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Certain of these risks and uncertainties are discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 filed with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

_____Kenneth W. Brimmer_________ (952)_545-2776_______

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes

[  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes

[  ] No

Description of anticipated change:

The following paragraph provides certain preliminary, unaudited consolidated statement of operations data for the Company for the fiscal year ended September 28, 2008.  These preliminary, unaudited results of operations for the fiscal year are subject to review by the Company’s management and the audit procedures of the Company’s registered independent public accounting firm.  In addition to the changes in results of operations described below, there may be additional significant changes that the Company cannot yet identify and quantify given the status of completion of its financial statements and related disclosures.

At the time of filing of this Notification, the Company estimates that net sales from continuing operations for the year ended September 28, 2008 were $15,871,601 an increase of 320.3% compared to the year ended September 30, 2007 net sales of $3,776,637. Revenues attributable to STEN Financial were $13,818,171, or 87.06% of the Company’s net sales for the year ended September 28, 2008, as compared to sales of $2,331,815 for the corresponding period in 2007. Net sales in the Contract Manufacturing Business segment (the business of Company’s STENCOR Inc. subsidiary) increased to $2,053,430 or 12.94% of the Company’s net sales for the year ended September 28, 2008, as compared to $1,444,822 for the same period in fiscal year 2007.

The Company also estimates that costs of goods sold related to the Company’s STENCOR business for the year ended September 28, 2008 was $2,079,164 as compared to $1,903,240 for the year ended September 30, 2007.  Expenses related to the STEN Financial business are estimated at $17,398,117 for the year ended September 28, 2008 as compared to $3,959,048 for the year ended September 30, 2007.  Selling, general and administrative costs were for the year ended September 28, 2008 are estimated at $1,179,379 as compared to $667,891 for the year ended September 30, 2007.

The Company also estimates that its net loss from continuing operations and net loss for fiscal year 2008 will be $6,027,059 and $6,344,424, respectively, as compared to $1,861,338 and $2,205,714, respectively, in fiscal year 2007.

_______________STEN CORPORATION_______________

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2008

/s/ Kenneth W. Brimmer
Kenneth W. Brimmer
Its: Chief Executive Officer

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